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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                              --------------------

                               ACADIA REALTY TRUST
                       (Name of Subject Company (Issuer))

                          ACADIA REALTY TRUST (OFFEROR)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

        Common Shares of Beneficial Interest, $0.001 par value per share

       (including common units of limited partnership interests in Acadia Realty
            Limited Partnership convertible into Acadia Realty
                   Trust Common Shares of Beneficial Interest)
                         (Title of Class of Securities)

                                    004239109
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                   Jon Grisham
                                 Vice President
                               Acadia Realty Trust
                            20 Soundview Marketplace
                            Port Washington, NY 11050
                                 (516) 767-8830
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                             -----------------------

                                 With a copy to:

                             Mark Schonberger, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                               New York, NY 10022
                                 (212) 318-6000

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             Transaction valuation*            Amount of Filing Fee**
                  $31,099,997                        $6,219.99

* Estimated solely for the purpose of determining the filing fee. This amount assumes the purchase of 4,784,615 common shares, $.001 par value per share, at the maximum tender offer price of $6.50 per share in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Offeror.

**   Previously paid.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A             Form or Registration No.  N/A
                       --------------                            ---------------
Filing Party:  N/A                       Date Filed:  N/A
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|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|  issuer tender offer subject to Rule 13e-4.
|_|  third-party tender offer subject to Rule 14d-1.
|_|  amendment to Schedule 13D under Rule 13d-2.
|_|  going-private transaction subject to Rule 13e-3.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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Introduction

        This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Acadia Realty Trust, a Maryland real estate investment trust ("Acadia" or the "Company"), to purchase up to 4,784,615 of its Common Shares of Beneficial Interest (including common units of limited partnership interest convertible into our common shares), par value $.001 per share ("Shares"). Acadia is offering to purchase these Shares at a price not greater than $6.50 nor less than $6.05 per Share, net to the seller in cash, upon the terms and subject to the conditions described in the Offer to Purchase, dated December 20, 2001 ("Offer to Purchase"), and related Letter of Transmittal, which, as amended or restated from time to time, together constitute the "Offer."

        This Amendment No. 2 to the Issuer Tender Offer on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as
Exhibit 99.a(1)(i) and Exhibit 99.a(1)(ii), respectively, is incorporated in this Amendment No. 2 to Schedule TO by reference.

Item 1. Summary Term Sheet.

1. The first sentence of the answer to the question "How and when will I be paid?" in the "Summary" section of the Offer to Purchase is amended to replace the words "as promptly as practicable" with the word "promptly."

2. The answer to the question "Once I have tendered Shares in the Offer, can I withdraw my tender?" in the "Summary" section of the Offer to Purchase is amended by inserting the following language immediately after the first sentence:

               We shall permit Shares tendered pursuant to the Offer to be withdrawn if not yet accepted for payment after the expiration of forty business days from the commencement of the Offer.

Item 4. Terms of the Transaction.

1. Section 1 and Section 5 of the Offer to Purchase are amended to replace, wherever they appear, the words "as promptly as practicable" and the words "as soon as practicable" with the word "promptly."

2. Section 4 of the Offer to Purchase is amended by inserting the following language immediately after the second sentence of the first paragraph:

               We shall permit Shares tendered pursuant to the Offer to be withdrawn if not yet accepted for payment after the expiration of forty business days from the commencement of the Offer.

3. The fourth paragraph in Section 6 of the Offer to Purchase is amended to replace the words "as soon as practicable" with the word "promptly."

4. Section 7 of the Offer to Purchase is hereby amended to replace, wherever they appear, the words "sole judgment" with the words "reasonable judgment."

5. The second paragraph of Section 7 of the Offer to Purchase is hereby amended and restated as follows:


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               Notwithstanding any other provision of the Offer, we shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, the purchase of and the payment for any Shares tendered, if at any time on or before the expiration of the Offer, any of the following events shall have occurred which, in our reasonable judgment in any such case, makes it inadvisable to proceed with the Offer or with such purchase or payment:

6. The second sentence of the third paragraph of Section 7 of the Offer to Purchase is hereby amended and restated as follows:

               Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right, which may be asserted at any time on or before the expiration of the Offer.

7.      Section 7 of the Offer to Purchase is amended to delete in subparagraphs
        (a) and (b), the words "or materially impair the Offer's contemplated benefits to us," and in subparagraph (d), the words "or any other event shall have occurred which, in our sole judgment, may impair the Offer's contemplated benefits to us."

8. Section 9 of the Offer to Purchase is amended by inserting the following language immediately after the first sentence of the first paragraph:

               Except as described below in "Agreement with Mr. Dworman with Respect to the Shares," no executive officers or trustees have indicated an intention to tender Shares in the Offer and no Shares are to be purchased from any executive officer or trustee in the Offer.

9. The fourth sentence of the third paragraph of Section 17 of the Offer to Purchase is hereby amended by adding "for further dissemination to Bloomberg Business News, Dow Jones, Reuters and United Press International."

Item 7. Source and Amount of Funds or Other Consideration.

1. Section 13 of the Offer to Purchase is amended by inserting the following language immediately after the second paragraph as a new third paragraph:

               The total amount of funds required to purchase the maximum amount of Shares that we seek in the Offer is $31,099,997.

2. Section 13 of the Offer to Purchase is amended by inserting the following language immediately after the second sentence of the second paragraph:

               We intend to service these loans with net operating income from our properties and to repay the loans upon their maturity through refinancing or the sale of properties.

Item 8. Interest in Securities of the Subject Company.

1. Section 9 of the Offer to Purchase is amended by inserting the following language immediately after the last sentence of the third paragraph of the section captioned "Arrangement with Mr. Dworman with Respect to the Shares":

               We intend to purchase Mr. Dworman's Shares on the eleventh business day after the date of the termination of the Offer pursuant to the Stock Purchase Agreement, a copy of


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               which is filed with the Securities and Exchange Commission as an exhibit to our Tender Offer Statement on Schedule TO.

Item 11. Additional Information.

1. The last sentence of the section titled "Forward Looking Statements" on page 5 of the Offer to Purchase is amended and restated in its entirety to read as follows:

               We do not undertake any obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    /s/ Kenneth F. Bernstein
                                                    ---------------------------
                                                    Kenneth F. Bernstein
                                                    Chief Executive Officer and
                                                    President
Date: January 15, 2002


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                                  EXHIBIT INDEX

       Exhibit
       Number           Description
       -------          -----------

       99.a(1)(i)       Offer to Purchase, dated December 20, 2001.*
       99.a(1)(ii)      Letter of Transmittal.*
       99.a(1)(iii)     Notice of Guaranteed Delivery.*
       99.a(1)(iv)      Letter to Brokers, Dealers, Commercial Banks, Trust
                          Companies and Other Nominees.*
       99.a(1)(v)       Letter to Clients for use by Brokers, Dealers,
                          Commercial Banks, Trust Companies and Other Nominees.*
       99.a(1)(vi)      Guidelines for Certification of Taxpayer Identification
                          Number on Substitute Form W-9.*
       99.a(1)(vii)     Letter to Acadia Shareholders from Kenneth F. Bernstein,
                          President and Chief Executive Officer, dated December 20, 2001.*
       99.a(1)(viii)    Conditional Letter of Conversion.*
       99.a(5)(i)       Press Release issued by the Company on December 20,
                          2001.*

       99.b(i)          Term Loan Agreement dated as of December 28, 2001, among
                          Fleet National Bank and RD Branch Associates, L.P., et al.*
       99.b(ii)         Term Loan Agreement dated as of December 21, 2001, among
                          RD Woonsocket Associates Limited Partnership, et al. and The Dime Savings Bank of New York, FSB.*

       99.d             Stock Purchase Agreement dated as of December 14, 2002
                          between Acadia Realty Trust and Ross Dworman.*

       (g)              Not applicable.

       (h)              Not applicable.

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        *   Previously filed.